Exhibit 99.3

Notice to ASX/LSE

5 May 2022

Results of Rio Tinto annual general meetings

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 8 April 2022 and 5 May 2022 respectively.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 17 contained in the notices of meeting of each Rio Tinto plc and Rio Tinto Limited, and Resolution 22 in the Rio Tinto plc notice of meeting and the corresponding Resolution 19 in the Rio Tinto Limited notice of meeting set out in tables 1 and 2 below, fall into this category.

Resolutions 18 to 21 of the Rio Tinto plc notice of meeting, in table 3 below, were put to Rio Tinto plc shareholders only. Resolution 18 of the Rio Tinto Limited notice of meeting, in table 4 below, was put to Rio Tinto Limited shareholders only.

All resolutions were carried, except for Resolution 22 in the Rio Tinto plc notice of meeting and the corresponding Resolution 19 in the Rio Tinto Limited notice of meeting, the poll for which was not valid because more than 75% of the votes validly cast on Resolution 3 (Approval of the 2021 Directors' Remuneration Report) were cast in favour of that resolution.

Resolution 17, to approve Rio Tinto Group's Climate Action Plan, was endorsed by Rio Tinto Limited and Rio Tinto plc shareholders, with 84% of the votes validly cast on the resolution across the joint electorate voted in favour of that resolution. The Climate Action Plan puts the low-carbon transition at the heart of Rio Tinto's business strategy: combining investments in commodities that enable the energy transition with actions to decarbonise the company's operations and value chains.

The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at www.riotinto.com/invest/shareholder-information/annual-general-meetings.

Table 1

The following joint decision resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were duly carried. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained [1]
			Number	%	Number	%	
1.	Receipt of the 2021 Annual Report	1,109,705,149	1,106,438,236	99.71	3,266,913	0.29	20,451,863
2.	Approval of the Directors' Remuneration Report: Implementation Report	1,118,631,817	1,074,361,923	96.04	44,269,894	3.96	11,499,374
3.	Approval of the Directors' Remuneration Report	1,117,770,086	1,073,891,314	96.07	43,878,772	3.93	12,359,627
4.	To elect Dominic Barton BBM as a director	1,118,980,333	1,093,669,797	97.74	25,310,536	2.26	11,166,359
5.	To elect Peter Cunningham as a director	1,127,801,868	1,125,771,083	99.82	2,030,785	0.18	2,252,089
6.	To elect Ben Wyatt as a director	1,127,753,907	1,122,629,915	99.55	5,123,992	0.45	2,300,993

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7.	To re-elect Megan Clark AC as a director	1,127,942,691	1,034,147,529	91.68	93,795,162	8.32	2,202,684
8.	To re-elect Simon Henry as a director	1,126,943,956	1,072,429,146	95.16	54,514,810	4.84	3,204,234
9.	To re-elect Sam Laidlaw as a director	1,127,882,458	1,045,126,420	92.66	82,756,038	7.34	2,267,071
10.	To re-elect Simon McKeon AO as a director	1,127,915,093	1,077,546,804	95.53	50,368,289	4.47	2,230,282
11.	To re-elect Jennifer Nason as a director	1,127,910,066	1,076,539,138	95.45	51,370,928	4.55	2,235,309
12.	To re-elect Jakob Stausholm as a director	1,127,931,604	1,121,633,343	99.44	6,298,261	0.56	2,214,435
13.	To re-elect Ngaire Woods CBE as a director	1,127,913,097	1,076,957,425	95.48	50,955,672	4.52	2,231,528
14.	Re- appointment of auditors	1,128,264,407	1,119,984,108	99.27	8,280,299	0.73	1,884,692
15.	Remuneration of auditors	1,127,776,623	1,126,045,772	99.85	1,730,851	0.15	2,372,086
16.	Authority to make political donations	1,128,064,199	1,118,547,189	99.16	9,517,010	0.84	2,074,281
17.	Climate Action Plan	1,100,727,843	927,804,087	84.29	172,923,756	15.71	29,413,160

[1] In calculating the results of the respective polls under the joint electoral procedure, "withheld" votes at Rio Tinto plc's meeting are aggregated with "abstained" votes at Rio Tinto Limited's meeting. For all relevant purposes "withheld" votes and "abstained" votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Table 2

The poll for Resolution 22 in the Rio Tinto plc notice of meeting and the corresponding Resolution 19 in the Rio Tinto Limited notice of meeting was not valid because more than 75% of the votes validly cast on Resolution 3 (Approval of the 2021 Directors' Remuneration Report) were cast in favour of that resolution. Poll figures are provided below for information purposes only, and do not constitute a voting result.

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained [1]
			Number	%	Number	%	
19/22.	Resolution to hold a meeting for fresh election of directors (conditional item)[2]	1,126,473,984	26,300,905	2.33	1,100,173,079	97.67	3,644,573

[2] Resolution 22 in the Rio Tinto plc notice of meeting and Resolution 19 in the Rio Tinto Limited notice of meeting are corresponding resolutions.

Table 3

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 8 April 2022. Resolution 18 was carried as an ordinary resolution and resolutions 19 to 21 as special resolutions. In accordance with the UK Listing Authority's Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained
			Number	%	Number	%	
18.	General authority to allot shares	920,552,687	906,818,271	98.51	13,734,416	1.49	2,155,910
19.	Disapplication of pre-emption rights	920,160,412	915,306,396	99.47	4,854,016	0.53	2,550,514

Notice to ASX/LSE

Page 2 of 12

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained
20.	Authority to purchase Rio Tinto plc shares	921,105,942	732,358,932	79.51	188,747,010	20.49	1,602,135
21.	Notice period for general meetings other than annual general meetings	921,160,622	878,544,694	95.37	42,615,928	4.63	1,547,188

Resolution 20 'Authority to purchase Rio Tinto plc shares' was passed as a special resolution, but with less than 80% of votes in favour. As previously announced, Shining Prospect (a subsidiary of the Aluminium Corporation of China "Chinalco") voted against Resolution 20. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of just over 14% given its non-participation in the Company's significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

Table 4

Resolution 18 below was put to Rio Tinto Limited shareholders only. Resolution 18 was carried as a special resolution. The results of the poll were as follows:

Resolution		Total Votes Cast	For		Against		Withheld / Abstained
			Number	%	Number	%	
18.	Renewal of off-market and on-market share buy-back authorities	206,804,067	205,283,446	99.26	1,520,621	0.74	638,387

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Notice to ASX/LSE Page 3 of 12

Notice to ASX/LSE Page 4 of 12 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Notice to ASX/LSE Page 5 of 12 Appendix 1 FINAL PROXY POSITION Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself. As such, the proxy figures do not reflect the votes cast by shareholders who attend the meeting in person, or through an attorney or corporate representative. References in this appendix in respect of Resolutions 1-17 and Resolutions 22 in the Rio Tinto plc notice of meeting and the corresponding Resolution 19 in the Rio Tinto Limited notice of meeting, to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution. The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows: PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 1. Receipt of the 2021 Annual Report Total number of proxy votes exercisable by all proxies validly appointed: 906,790,072 201,557,768 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 903,956,248 198,716,680 (ii) was to vote against the resolution 2,527,270 187,515 (iii) was to abstain on the resolution 14,661,083 5,786,546 (iv) may vote at the proxy's discretion 306,554 2,653,573 2. Approval of the Directors’ Remuneration Report: Implementation Report Total number of proxy votes exercisable by all proxies validly appointed: 910,660,716 206,618,672 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 873,614,361 197,099,799 (ii) was to vote against the resolution 36,745,085 6,895,782 (iii) was to abstain on the resolution 10,788,624 725,488 (iv) may vote at the proxy's discretion 301,270 2,623,091

Notice to ASX/LSE Page 6 of 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 3. Approval of the Directors’ Remuneration Report Total number of proxy votes exercisable by all proxies validly appointed: 909,802,814 206,623,571 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 873,253,429 196,986,341 (ii) was to vote against the resolution 36,251,715 6,997,850 (iii) was to abstain on the resolution 11,646,024 719,613 (iv) may vote at the proxy's discretion 297,670 2,639,380 4. To elect Dominic Barton BBM as a director Total number of proxy votes exercisable by all proxies validly appointed: 910,877,553 206,782,617 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 885,759,860 203,620,215 (ii) was to vote against the resolution 24,815,038 493,912 (iii) was to abstain on the resolution 10,573,431 561,006 (iv) may vote at the proxy's discretion 302,655 2,668,490 5. To elect Peter Cunningham as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,750,666 206,721,557 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 918,204,266 203,278,655 (ii) was to vote against the resolution 1,242,283 786,916 (iii) was to abstain on the resolution 1,700,283 529,366 (iv) may vote at the proxy's discretion 304,117 2,655,986

Notice to ASX/LSE Page 7 of 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 6. To elect Ben Wyatt as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,721,440 206,710,829 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 915,915,129 202,416,199 (ii) was to vote against the resolution 3,504,528 1,610,903 (iii) was to abstain on the resolution 1,729,756 540,784 (iv) may vote at the proxy's discretion 301,783 2,683,727 7. To re-elect Megan Clark AC as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,740,218 206,881,147 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 846,092,206 183,957,537 (ii) was to vote against the resolution 73,344,327 20,240,943 (iii) was to abstain on the resolution 1,710,976 463,677 (iv) may vote at the proxy's discretion 303,685 2,682,667 8. To re-elect Simon Henry as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,323,422 206,847,171 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 876,356,992 192,520,336 (ii) was to vote against the resolution 42,664,696 11,635,790 (iii) was to abstain on the resolution 2,127,773 496,066 (iv) may vote at the proxy's discretion 301,734 2,691,045

Notice to ASX/LSE Page 8 of 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 9. To re-elect Sam Laidlaw as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,711,876 206,846,294 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 855,156,166 185,901,714 (ii) was to vote against the resolution 64,253,429 18,288,285 (iii) was to abstain on the resolution 1,739,072 498,529 (iv) may vote at the proxy's discretion 302,281 2,656,295 10. To re-elect Simon McKeon AO as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,726,262 206,868,668 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 881,262,680 192,205,284 (ii) was to vote against the resolution 38,162,557 11,992,189 (iii) was to abstain on the resolution 1,724,933 476,155 (iv) may vote at the proxy's discretion 301,025 2,671,195 11. To re-elect Jennifer Nason as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,719,763 206,873,328 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 879,925,049 192,510,239 (ii) was to vote against the resolution 39,492,100 11,678,123 (iii) was to abstain on the resolution 1,731,432 471,495 (iv) may vote at the proxy's discretion 302,614 2,684,966

Notice to ASX/LSE Page 9 of 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 12. To re-elect Jakob Stausholm as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,718,914 206,881,940 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 914,104,842 203,202,925 (ii) was to vote against the resolution 5,313,513 984,265 (iii) was to abstain on the resolution 1,732,282 462,656 (iv) may vote at the proxy's discretion 300,559 2,694,750 13. To re-elect Ngaire Woods CBE as a director Total number of proxy votes exercisable by all proxies validly appointed: 919,718,694 206,878,328 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 880,372,560 192,495,214 (ii) was to vote against the resolution 39,046,112 11,708,952 (iii) was to abstain on the resolution 1,732,651 466,495 (iv) may vote at the proxy's discretion 300,022 2,674,162 14. Re- appointment of auditors Total number of proxy votes exercisable by all proxies validly appointed: 920,031,713 206,899,083 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 912,427,273 203,782,257 (ii) was to vote against the resolution 7,285,540 442,351 (iii) was to abstain on the resolution 1,420,708 444,010 (iv) may vote at the proxy's discretion 318,900 2,674,475

Notice to ASX/LSE Page 10 of 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 15. Remuneration of auditors Total number of proxy votes exercisable by all proxies validly appointed: 919,547,287 206,894,982 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 918,396,958 203,867,413 (ii) was to vote against the resolution 829,527 335,056 (iii) was to abstain on the resolution 1,905,134 447,243 (iv) may vote at the proxy's discretion 320,802 2,692,513 16. Authority to make political donations Total number of proxy votes exercisable by all proxies validly appointed: 919,833,661 206,899,074 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 912,313,709 202,012,555 (ii) was to vote against the resolution 7,213,134 2,269,489 (iii) was to abstain on the resolution 1,607,076 443,710 (iv) may vote at the proxy's discretion 306,818 2,617,030 17. Climate Action Plan Total number of proxy votes exercisable by all proxies validly appointed: 898,296,562 201,093,410 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 758,159,068 166,523,274 (ii) was to vote against the resolution 139,820,512 31,946,634 (iii) was to abstain on the resolution 23,151,516 6,246,416 (iv) may vote at the proxy's discretion 316,982 2,623,502

Notice to ASX/LSE Page 11 of 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 19/22. Resolution to hold a meeting for fresh election of directors (conditional item)1 Total number of proxy votes exercisable by all proxies validly appointed: 918,530,541 206,605,871 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 24,007,183 2,236,300 (ii) was to vote against the resolution 894,136,393 201,735,080 (iii) was to abstain on the resolution 2,917,838 737,023 (iv) may vote at the proxy's discretion 386,965 2,634,491 1 Resolution 22 in the Rio Tinto plc notice of meeting and Resolution 19 in the Rio Tinto Limited notice of meeting are corresponding resolutions. PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 8 APRIL 2022 Rio Tinto plc 18. General authority to allot shares Total number of proxy votes exercisable by all proxies validly appointed: 919,296,547 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 905,254,940 (ii) was to vote against the resolution 13,732,937 (iii) was to abstain on the resolution 2,155,873 (iv) may vote at the proxy's discretion 308,670 19. Disapplication of pre-emption rights Total number of proxy votes exercisable by all proxies validly appointed: 918,899,871 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 913,721,705 (ii) was to vote against the resolution 4,862,732 (iii) was to abstain on the resolution 2,550,477 (iv) may vote at the proxy's discretion 315,434

Notice to ASX/LSE Page 12 of 12 PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 8 APRIL 2022 Rio Tinto plc 20. Authority to purchase Rio Tinto plc shares Total number of proxy votes exercisable by all proxies validly appointed: 919,831,812 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 730,767,201 (ii) was to vote against the resolution 188,744,798 (iii) was to abstain on the resolution 1,602,100 (iv) may vote at the proxy's discretion 319,813 21. Notice period for general meetings other than annual general meetings Total number of proxy votes exercisable by all proxies validly appointed: 919,900,079 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 876,988,463 (ii) was to vote against the resolution 42,607,387 (iii) was to abstain on the resolution 1,547,153 (iv) may vote at the proxy's discretion 304,229 PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 5 MAY 2022 Rio Tinto Limited 18. Renewal of off-market and on-market share buy-back authorities Total number of proxy votes exercisable by all proxies validly appointed: 206,707,131 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 202,536,526 (ii) was to vote against the resolution 1,510,796 (iii) was to abstain on the resolution 637,692 (iv) may vote at the proxy's discretion 2,659,809